

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2020

Benjamin Miller
Chief Executive Officer
Fundrise East Coast Opportunistic REIT, LLC
11 Dupont Circle NW, 9th Floor
Washington, DC 20036

  Re: Fundrise East Coast Opportunistic REIT, LLC
   Amendment No. 1 to Offering Statement on Form 1-A
   Filed June 19, 2020
   File No. 024-11212

Dear Mr. Miller:

  We have reviewed your amended offering statement and have the following comment.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2020 letter.

Amendment No. 1 to Form 1-A filed June 19, 2020

Our Investments, page 92

1. We note your response to comment 2. It appears that your $13.2 million investment in RSE Mezza Controlled Subsidiary on June 17, 2019 was approximately 11.3% of the total assets as of the date of acquisition plus the proceeds in good faith expected to be raised by the issuer over the next 12 months; thus, it appears that this investment was significant at the date of acquisition. Please revise to include Rule 8-06 financial statements for RSE Mezza Controlled Subsidiary. Alternatively, tell us why you are unable to provide these financial statements or why such financial statements are unnecessary. Reference is made to Rule 8-06 of Regulation S-X.

  You may contact Howard Efron at (202) 551-3439 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related

Benjamin Miller
Fundrise East Coast Opportunistic REIT, LLC
June 30, 2020
Page 2

matters. Please contact Michael Killoy at (202) 551-7576 or Erin E. Martin at (202) 551-3391 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction


cc: Mark Schonberger